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 F O R M    4

 U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

  Richard W. Koe
  6600 SW 92nd Avenue, Ste. 370
  Portland, Oregon  97223

2. Issuer Name and Ticker or Trading Symbol

  Raining Data Corporation

3. IRS Identification Number of Reporting Person, if an Entity
(Voluntary)

4. Statement for Month/Year

  September 2001

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer
 (Check all applicable)

 [] Director     [X] 10% Owner
 [] Officer (give title below) [] Other (specify below)


7. Individual or Joint/Group Filing
 (Check applicable line)

 [X] Form filed by one Reporting Person
 [] Form filed by more than one Reporting Person



*If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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 Table 1 -- Non-Derivative Securities Acquired, Disposed of,
 or Beneficially Owned

1. Title of Security (Instr. 3)

  Common Stock, $.10 par value

2. Transaction Date (Month/Day/Year)

  9/27/01

3. Transaction Code (Instr. 8)

  Code  P
  V

4. Securities Acquired (A) or Disposed of (D)
 (Instr. 3, 4 and 5)

  Amount 1,760,000 shares
  (A) or (D)A
  Price $1.25/share

5. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

  -9,610,078- (1)

6. Ownership Form:  Direct (D) or Indirect (I)
 (Instr. 4)

  I

7. Nature of Indirect Beneficial Ownership
 (Instr. 4)

  9,545,478 shares are owned by Astoria Capital Partners, L.P. (1) (6)

  64,600 shares are owned by Montavilla Partners, L.P. (6)

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 Table II -- Derivative Securities Acquired,
 Disposed of, or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)

 (i) Common Stock Purchase Warrant

 (ii) Common Stock Purchase Warrant

 (iii) Series A Convertible Preferred Stock par value $1.00

2. Conversion or Exercise Price of Derivative Security

 (i)   $2.30 (2)

 (ii)  $6.54 (3)

 (iii) N/A

3. Transaction Date (Month/Day/Year)

 N/A

4. Transaction Code (Instr. 8)

 N/A

5. Number of Derivative Securities Acquired (A) or
 Disposed of (D)
 (Instr. 3, 4 and 5)

  (A) -0-
  (D) -0-

6. Date Exercisable and Expiration Date (Month/Day/Year)

 (i) Date Exercisable 12/01/00
  Expiration Date 03/16/05

 (ii) Date Exercisable 11/30/00
  Expiration Date 11/30/05

 (iii) Date Exercisable At discretion of holder
  Expiration Date None

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
 (i) Title  Common Stock, $.10 par value
  Amount or Number of Shares 1,163,860 (2)(4)

 (ii) Title  Common Stock, $.10 par value
  Amount or Number of Shares 500,000

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 (iii) Title  Common Stock, $.10 par value
  Amount or Number of Shares 500,100 (5)

8. Price of Derivative Security (Instr. 5)

 N/A

9. Number of Derivative Securities Beneficially Owned at
 End of Month (Instr. 4)

 (i) 1,163,860 (2)(4)

 (ii) 500,000

 (iii)300,000

10. Ownership Form of Derivative Security:  Direct (D) or
 Indirect (I) (Instr. 4)

  I

11. Nature of Indirect Beneficial Ownership (Instr. 4)

  By Astoria Capital Partners, L.P. (6)

Explanation of Responses:

(1) Up to 70,391 additional shares of Raining Data common stock may be received pursuant to the terms of the Merger of PickAx
Inc. into Raining Data Corp if certain performance targets relating to Raining Data's business are achieved.

(2) This warrant was previously reported as covering 1,086,496 shares at an exercise price of $2.46 per share, but has been adjusted pursuant to its anti-dilution provisions.

(3) The exercise price of this warrant was previously reported as $7.00 per share, but was adjusted pursuant to the warrant's anti-dilution provisions.

(4) The common stock purchase warrant may be exercisable for up to 129,318 additional shares of Raining Data common stock pursuant to the terms of the Merger if certain performance targets relating to Raining Data's business are achieved.

(5) This amount may be subject to adjustment as a result of anti-dilution provisions in the Certificate of Designation.

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(6)  The reporting person is a general partner of each of the limited partnerships and a shareholder of each of the limited partnerships' other general partner. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest in the limited partnership.





    /s/ Richard W. Koe         10/10/01
 ------------------------         ----------
    Richard W. Koe  Date

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.